John G. Shively
Direct: 314-259-2682
jgshively@bryancave.com

October 12, 2004

Via EDGAR And By Courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director
                  Division of Corporate Finance

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File Number 333-118142 (the “Registration Statement”)

Dear Mr. Owings:

     We are writing this letter on behalf of Build-A-Bear Workshop, Inc., a Delaware corporation (“BABW” or the “Company”), in response to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated October 6, 2004 regarding the above-captioned Registration Statement. Transmitted via EDGAR for filing herewith under the Securities Act of 1933 is Amendment No. 5 to the Registration Statement, with certain exhibits. Amendment No. 5 includes changes made to the Registration Statement in response to your comment letter.

     This letter sets forth each comment of the staff in the comment letter in italics and, following each comment, the Company’s response to such comment, including the location of any related disclosure in Amendment No. 5.

* * *

Risk Factors

“We rely on two vendors to supply substantially all of our merchandise...,” page 10.

1.	We note your response to our prior comment 4. Disclose the estimated period of time your inventory flow would be disrupted if any or both of your vendors were to cease supply of the

Securities and Exchange Commission
October 12, 2004

raw materials before you could find alternative vendors. If the duration is material to your business, identify the vendors and file the agreements with them as exhibits.

     The Company typically carries approximately a three month supply of inventory in its stores and warehouses. The Company believes it will be able to replace any vendor or factory that ceases to do business with the Company before this inventory is exhausted as the products currently supplied by each of the Company’s vendors or factories could also be supplied by other current vendors or factories. There may be some short-term impact on gross margin due to additional charges for expedited shipping, but the Company does not believe any of its stores would be without inventory. The Company also believes that the vendors it is currently using would provide at least some advance notice before they stop doing business with the Company, which would allow the Company to better manage the transition and thereby reduce any inventory shortages or additional costs that may result. Therefore, even though it is possible that a disruption in inventory flow could result if our vendors or factories were to discontinue doing business with the Company, the Company does not believe such disruption is likely and therefore cannot estimate how long such a disruption may last, although it believes any such disruption would be short-term only. Based on the foregoing, the Company has not revised the disclosure in response to this comment.

Use of Proceeds, page 19

2.	We note your response to our prior comment 5. Disclose the approximate dollar amount of the net proceeds you will allocate to each of the following:

•	opening of new stores;
•	remodeling of existing stores;
•	working capital; and
•	general corporate purposes.

     We reissue the comment.

     The Company has modified the disclosure in response to the comment. Please see page 19 of the prospectus.

Capitalization, page 20

3.	We are deferring the remainder of our review of this section and the Dilution section until they have been finalized. It is possible that we will have additional comments.

     The Company has modified the disclosure in response to the comment. Please see page 20 of the prospectus.

Seasonality and Quarterly Results, page 34

4.	We have reviewed your response and subsequent revisions in response to our previous comment 2. Given the significant difference between net income and net income allocated to common stockholders, at a minimum,

Securities and Exchange Commission
October 12, 2004

please disclose net income allocated to common stockholders as part of your presentation of Summary Consolidated Financial and Operating Data on page 4 and Seasonality and Quarterly Results on page 34.

     The Company has modified the disclosure in response to the comment. Please see pages 4 and 36 of the prospectus.

Business

Intellectual Property and Trademarks, page 56

5.	We note your response to our prior comment 10. Regarding the material patent license agreement, disclose the identity of the licensor as Tonyco, Inc. and the date of the agreement as March 12, 2001.

     The Company has modified the disclosure in response to the comment. Please see page 58 of the prospectus.

Certain Relationships and Related Party Transactions, page 70

6.	We note your response to our prior comment 11. You should justify clearly the conclusion you have reached in your analysis that each of the related party transactions “is in the best interests” of the company. Absent such justification, consider including a discrete risk factor in the Risk Factor section that discusses the potential harm to the company resulting from such transactions in the past.

     The Company has added a risk factor in response to the comment discussing the potential harm to the Company resulting from these transactions. Please see page 13 of the prospectus.

Financial Statements

Note (14) Stock Option Plan, page F-21

7.	We reissue our previous comment 25. We will not evaluate this issue until the anticipated public offering price is known and the amount of the discrepancy between the price of these shares being offered and the exercise price of the options issued on March 16, 2004 and April 26, 2004 is determinable. In planning the timing of your offering, please recognize that it will take some time to evaluate your response once this information is received. As such, please provide us with this information in your next supplemental response as we may have further comments on this issue. To further facilitate our review, please provide a timeline, working backwards, detailing each reduction in fair value from August 12, 2004—the date you initially filed your Form S-1—to March 16, 2004, as well as an explanation for each decrease. We assume you will use the expected IPO price from August 12, to the present. Any change in this price between August 12, 2004 and the present should be addressed separately with the specific market factors that resulted in these changes identified. To further support this timeline, please provide us with detail, for the same period, of changes in the share price of the comparable public companies identified in the appraisal provided. These companies include The Gymboree Corporation, The Children’s Place Retail Stores, Too, Inc. and Hot Topic, Inc. Finally, please tell us about any discussions you have had with your underwriters, prior to and throughout the offering process, regarding the pricing of these shares being offering and reconcile these discussions with the trend information requested above.

Securities and Exchange Commission
October 12, 2004

     A response to this comment was filed supplementally with the staff on October 7, 2004. Pursuant to subsequent conversations with the staff, the Company will record charges in the third and fourth quarters of 2004 for stock-based compensation related to stock option issuances, based on an assumed fair value of the underlying common stock of $15 per share. The Company has included additional disclosure in response to the comment and subsequent conversations with the staff. Please see pages 29 and F-22 - F-23 of the prospectus.

     Exhibit A – Form of Legal Opinion

8.	Please request counsel to confirm to us in writing that it concurs with our understanding that the reference to the “General Corporation Law of the State of Delaware” includes the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws. See www.sec.gov, Corporation Finance Current Issues Outline, November 12, 2000.

     We confirm that we concur with your understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. We will file our legal opinion in a subsequent amendment to the Registration Statement.

* * *

     In response to prior comment 15 of the letter of the staff dated September 27, 2004, the Company indicated that it would disclose the category of persons to be participants in the Company’s directed share program. The Company has modified the disclosure in response to the comment. Please see page 93 of the prospectus.

     We appreciate your prompt review of the Registration Statement and look forward to hearing from you with respect to this Amendment No. 5. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach R. Randall Wang at 314-259-2149, James H. Erlinger III at 314-259-2723 or me at 314-259-2682, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ John G. Shively

John G. Shively

Enclosures

cc: Pradip Bhaumik (w/encl.)

Securities and Exchange Commission
October 12, 2004

Rufus Decker (w/encl.)
James Hoffmeister (w/encl.)
Ellie Quarles (w/encl.)
  Securities and Exchange Commission
Maxine Clark (w/encl.)
Barry Erdos (w/encl.)
Tina Klocke (w/encl.)
  Build-A-Bear Workshop, Inc.
Gerald J. Carlson (w/encl.)
  KPMG LLP
James H. Erlinger III (w/encl.)
R. Randall Wang (w/encl.)

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